 Exhibit 12(a)

IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

		Twelve Months Ended
		December 31,
		(Thousands of Dollars)

	2006	2005	2004	2003	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$115.452	$103,327	$60,830	$31,063	$22,036
Adjust for distributed income of equity	(9,347)
investees		(10,370)	1,990	(2,136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	(48)	(435)	(211)
Supplemental fixed charges, as below	67,521	65,991	67,654	69,679	64,257
Total earnings, as defined	$173,626	$158,948	$130,426	$98,171	$83,538

Fixed charges, as defined:
Interest charges	$64,720	$62,962	$61,269	$64,813	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	3,216	1,915	857
Rental interest factor	1,025	1,417	1,652	1,406	1,770
Total fixed charges	$65,745	$64,379	$66,137	$68,134	$62,658

Supplemental increment to fixed
charges *	1,776	1,612	1,517	1,545	1,599

Total supplemental fixed charges	$67,521	$65,991	$67,654	$69,679	$64,257

Supplemental ratio of earnings to fixed
Charges	2.57x	2.41x	1.93x	1.41x	1.30x

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.